SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Material Fact

Item 1

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

AVENIDA EL GOLF 150, PISO 14, SANTIAGO

Santiago, September 16, 2004

Superintendent of

Securities and Insurance

Re.: COMMUNICATES MATERIAL INFORMATION. ESSENTIAL FACT.

Dear Sir:

The undersigned, in his capacity as CEO to the open stock corporation denominated CELULOSA ARAUCO Y CONSTITUCIÓN S.A., domiciled in Santiago, Chile, Avenida El Golf 150, floor 14, Las Condes County, a company registered in the Securities Register under number 42, Taxpayer Identification Number 93,458,000 – 1, duly authorized by its Board of Directors, hereby communicates to the Superintendency the following essential information regarding the company and its shares, which communication is made pursuant to the provisions of article 9 and the second paragraph of article 10, both of Law No. 18,045:

In a meeting dated September 15th, the Board of Directors agreed to communicate that the National Commission of Environment (CONAMA) accepted for review the environmental impact study, which complements and actualizes, in the part referring to the pulp mill, the project “Itata Forest and Industrial Complex” (CFI Itata), which was already approved by CONAMA in resolution number nine of January 26th, 2001.

The object of this environmental impact study is to obtain environmental approval for the new and complementary constructions of the green field pulp mill project, and the modifications that will be included in this new version, which will include the latest technological and environmental innovations for the industry, allowing it to produce an average of 856,000 tons/year of kraft pulp.

The Itata Forest and Industrial Complex, which is under construction in the county of Ranquil, contemplates a total investment of US$ 1,400 million in forest and industrial assets. The forest plantations already in place represent US$ 400 million; US$ 150 million corresponds to industrial assets of the first phase of the project (Log Merchandizer, Sawmill, Plywood mill and Cogeneration plant); and US$ 850 million to the second phase of the project (Pulp Mill).

The first phase is in a completion stage, and will initiate its operations at the end of December, 2004. Regarding the construction of the second phase, during the present month of September, we will initiate the construction of the items that were approved by the mentioned resolution number nine of January 26th, 2001. The new constructions and modifications included in the new environmental impact study will start as soon as this new study is approved by the environmental authority. This new pulp mill is expected to start operations during the first half of 2006.

We think that this information will not have effects in our financial statements, nor in the value of the shares of the company.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez
Chief Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: September 20, 2004	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer